Twin Mining Corporation

1250 – 155 University Avenue,

Toronto ON L4W 3T6

02-June-06

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NW, STOP 7010

Washington, D.C.

20549

Re:

Form 20-F/A for year ended December 31, 2004

File No. 0-17791 – Twin Mining Corporation (the “Company”)

Attention:

Jonathan Duersch, Division of Corporate Finance

Fax Number – 202-772-9220

Dear Mr. Duersch,

In connection with your comment letter of May 4, 2006 concerning additional comments following our response letters dated 29-Mar-06, 27-Feb-06 dated 16-Nov-05:

1.

We will re-file our 2004 Form 20-F/A with the complete text of item 17, including the changes in respect of comments 2, 3 and 6 from your prior comment letter dated March 17, 2006.

2.

Lease/option fees and advance royalty payments represent ongoing payments to maintain our rights to explore the property in good standing and retain a portion of the benefits from mineral deposits. As indicated in our previous response, we believe that the nature of these payments are consistent with the definition of mineral rights as defined by EITF 04-02 and that the nature of these payments is consistent with the context being used in EITF 04-02 to arrive at the definition of mineral property rights. However, we believe that your comments on the subject do have merit and we will adjust our annual filings for fiscal 2005 to reflect permit renewal fees and rental fees as incurred for US reporting purposes.
We will restate the 2004 comparative balance sheet and the 2004 and 2003 statements of losses and cash flows included as comparatives in our 2005 US GAAP supplement included in our 2005 Form 20F.

3.

As previously communicated, cash proceeds from flow through share issuances in Canada are not legally restricted in their use, and we believe that the Company does have the discretion to expend flow through financings for other purposes.

However, we believe that your comments on the subject do have merit and we will adjust our future filings to disclose restricted cash will be reported as a separate line item on the balance sheet after the cash and cash equivalents (a copy of a standard flow-through share subscription agreement is attached).

All of our operations are integrated and, as such, foreign currency translation adjustments are recorded through the statement of loss in the period to which they relate in accordance with both US and Canadian GAAP.  This is consistent with our foreign exchange accounting policy.  By integrated we mean a foreign operation which is defined by FAS 52 and CICA 1650.03 as being financially or operationally independent with the reporting enterprise such that that exposure to exchange rate changes is similar to the exposure which would exist had the transactions and activity of the foreign operation been undertaken by the reporting enterprise.

5.

a)

The cost parameters included in the cutoff grade calculation, together with the actual values used for Atlanta are:

Mining (ore and waste):

$4.39 (per ton of ore)*

Crushing, loading and stacking:                $1.22 (per ton of ore)
Heap leach stacking:                              $1.66 (per ton of ore)
G & A (general and administration):        $1.12 (per ton of ore)

Sub-total

$8.39 (per ton of ore)

* based on mining cost of$1.00 per ton of material and Atlanta’s stripping ratio of 3.39 to 1

Refining and Transportation

$3.00 (per ounce of recoverable gold)

State and local taxes (excluding income)  $3.75 (per ounce of recoverable gold)

b)

Metals prices used for cutoff grade calculation:

Gold

$350 per ounce

Silver                $6.00 per ounce

Note that the effective gold price used in the cutoff grade calculation is:

$350 minus refining and transportation minus state and local taxes or

$350.00-$3.00-$3.75 = $343.75 per ounce

c)

Metal recoveries used for cutoff grade calculation:

Gold

recoveries vary throughout the model, based on ore types (oxide, mixed, sulfide),     but average: 64%
Silver    45%

d)

External and Internal Recoverable Gold Equivalent Cutoff Grades

External Cutoff Grade: This grade is calculated using all the cost parameters listed above. It includes any silver credits that may be present. It is used to determine which blocks, lying within the pit limits determined by the cone miner, should be included in the statement of ore reserves. In the case of Atlanta, the external cutoff grade is 0.015 ounces per ton of gold equivalent, which means that blocks of less than 0.015 would not be listed in the ore reserve tabulation.

Internal Cutoff Grade: This grade is calculated using all the cost parameters listed above except the mining costs for ore and waste. It also includes any silver credits that may be present. It is used to determine which loaded trucks in the pit should be sent for processing and which should be sent to the waste dump. In the case of Atlanta, the internal cutoff is 0.012 ounces per ton of gold equivalent. This means that any tons with grade of 0.012 or higher contain enough recoverable gold and silver to pay all the operating costs except the mining which has already been done.

e)

Recoverable Gold Equivalent Grade Calculation

The following equation is used:

AurecEq = Aurec + (Ag times 45% times 6/350)

where:

AurecEq is recoverable gold equivalent grade

Aurec is recoverable gold grade
Ag is diluted silver grade
45% is the silver recovery
6 is the silver price in $ per ounce
350 is the gold price in $ per ounce

Please contact me should you have any questions, comments, or concerns.

Sincerely,

/s/ Domenico Bertucci

Domenico Bertucci, CA
Chief Financial Officer

Direct line – 416-777-0820
E-mail – dbertucci@twinmining.com